Contact

www.linkedin.com/in/ockert-fourie-eams-tech (LinkedIn)
www.iox-connect.com (Company)

Top Skills

Project Management
Maintenance Management
Project Planning

Languages

Afrikaans (Full Professional)
English (Full Professional)

Certifications

Asset Care Plan Development

Ockert Fourie

Chief Executive Officer
Lake Mary, Florida, United States

Summary

EAMS Technologies is a specialist engineering and technology solutions provider with global reach in delivering integrated enterprise asset management, analytics and IoT solutions across a broad range of industries. We combine traditional asset management practices and processes with new digital technologies to deliver asset performance management solutions.

Visit our product site: www.iox-connect.com

Experience

EAMS Technologies Inc.
Chief Executive Officer
October 2021 - Present (1 year 8 months)
Orlando, Florida, United States

EAMS Technologies is a specialist engineering and technology service provider with global reach in delivering integrated enterprise asset management, analytics and IoT solutions across a broad range of industries. We combine traditional asset management practices and processes with new digital technologies to deliver asset performance management solutions.

EAMS Global
Senior Executive Management
March 2017 - October 2021 (4 years 8 months)
Pretoria, Gauteng, South Africa

Strategic business and technical advisory services in the areas of Operational Risk Management; Physical Asset Management; Maintenance Management & Maintenance Sytsems (CMMS); Operations Management; Facilities Management & Workplace Management Systems (IWMS)

EAMS Group (Pty) Ltd
Managing Director
July 2015 - March 2017 (1 year 9 months)
Unit 4 VFT House, 1026 Saxby Avenue, Centurion, Pretoria, Gauteng

EAMS is a specialist engineering and technology company that focuses on the delivery of integrated enterprise asset management solutions to various industries across the globe. Since our establishment in 2014, we have developed a host of value adding asset management technologies, software tools and asset management processes, and combined these to offer integrated packaged solution to our global client base. We deliver best in class solutions in various industries, balancing asset & business performance, risk and maintenance spent.

EAMS has built a global footprint with offices and partner representation in North America, Africa and Europe. Our head office and development center is in Miami, Florida and we have partnerships with various specialist organizations to extend our service offering into more continents.

Equilibrium Asset Management Solutions

Manager: Asset & Maintenance Management Projects

June 2014 - July 2015 (1 year 2 months)

My principal functions are to develop and expand the new focused area of services within TIS for Asset and Maintenance Management (AMM).

In short:

Development of an Asset Verifications Business Plan

Business Development

Development of Asset Verification Projects Marketing Plan

Development and monthly consolidated update of project cash-flows

Implementation of suitable project execution procedures and flow charts

Set-up of individual project costing models, manage project budget and cash flow

Set-up of project plans, project milestones, deliverables and execution thereof

Making sure that the Asset Verification/ Audit team has a sound knowledge of the methodologies, processes and the technology being used for these projects.

Making sure that the project keeps to the agreed SLA's

Ensure that the Asset Verification/ Audit team completes the required work accurately and within the agreed schedule

Assist with the management of technical information

Assist in the change management process at a client

Management of the quality of information collected by the Asset Verification team

Making sure that all relevant tools are utilised during the project execution

Co-ordinate members of the team to ensure that projects meet deadlines
Management of all projects related to the department and all that goes with it
Analyzing and monitoring of team efficiency and accuracy and implement steps to improve where necessary
Setting up training material and training new members of the team, and training of selected current TIS employees
Setting up training material and training client staff on making use of the relevant systems and how annual verifications can work at their sites going forward. Training of individuals in TIS who will be able to assist in future training of clients should the need for this type of training increase
Risk assessments done on all sites visited by the team as well as manage TIS and client HSSE policies and adherence thereto by the team

Pragma Holdings (Pty) Ltd
AIV Data Manager
May 2010 - May 2014 (4 years 1 month)

My role as AIV Data manager was to manage the team of AIV officers allocated to a specific AIV project. The team is typically responsible for the identification, condition assessment and labelling of a client physical assets.

I also had to:
Ensure that the team had a clear understanding of the company and the department's strategy.
Ensure all decisions / actions where in line with the strategy.
Make sure that there was adherence to all group / company specific procedures / brand standards
Ensure correct use of the ERP (Maconomy) system
Do HR Management
Making sure that additional work opportunities at existing
and potential clients where identified and passed on to
sales.
Where required, input was given to assist with solution definition and scoping of new projects.\
Adhere to the AIV Business Processes (BP's)
Make sure that the On Key tools/EMMS/ERP tools are used effectively in support of AIV Projects
Coordinate AIV team to efficiently meet project targets
Accept full responsibility for compliance to all general HSSE requirements as stipulated in the Pragma employee "HSSE Code of Conduct".

Demonstrate support for the Pragma commitment and policy on HSSE (Making goal zero personal).

Participate in support of the 4 Golden Principles (comply, intervene, respect and re-use).